UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                             INFOSEARCH MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45677V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 15, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_|   Rule 13d-1(b)

            |X|   Rule 13d-1(c)

            |_|   Rule 13d-1(d)

CUSIP No.___________                  13G                    Page __ of___ Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Strategic Turnaround Equity Partners, LP (Cayman)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |X|
                                                                 Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,210,750
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,210,750
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,210,750
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.03%*
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
* Based on total shares outstanding of 50,964,237 as of September 30, 2006

CUSIP No.___________                  13G                    Page __ of___ Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce Galloway ("Galloway")
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |X|
                                                                 Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,076,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,210,750
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,706,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,210,750
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,286,750 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.41%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

(1) Reflects (i) 918,000 shares of the Common Stock are owned by Mr. Galloway,
(ii)_60,000 shares of the Common Stock held by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, (iii) 98,000 shares of the Common Stock are owned by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner ("RexonGalloway"), (iv) 2,675,250 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (Cayman)("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP, L.P. (except for (i)indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

CUSIP No.___________                  13G                    Page __ of___ Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary Herman ("Herman")
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |X|
                                                                 Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           64,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,210,750
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         30,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,210,750
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,274,750(1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.4%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

2. Reflects (i) 64,000 owned by Mr. Herman directly and through his retirement accounts, and (ii) 3,210,750 shares owned by STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the investment advisor of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for indirect interests of therein by virtue of being a member of Galloway Capital Management LLC).

CUSIP No.________                     13G                    Page __ of __ Pages

Item 1(a).  Name of Issuer:

                  Infosearch Media, Inc. (the "Issuer")

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  4086 Del Rey Avenue, Marina Del Rey, California 90292
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                  Bruce Galloway ("Galloway")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for Galloway is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th floor,
                  New York, New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                  Galloway is a citizen of the United States.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                  45677V108
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)    |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)    |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

     (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J). (1)

CUSIP No.________                     13G                    Page __ of __ Pages

Item 1(a).  Name of Issuer:

                        Infosearch Media, Inc. (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                        4086 Del Rey Avenue, Marina Del Rey, California 90292
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                        Gary Herman ("Herman")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                        The principal business address for Herman is c/o
                  Galloway Capital Management, LLC, 720 Fifth Avenue, 10th floor, New York, New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                        Herman is a citizen of the United States.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                        This statement on Schedule 13G is being filed with
                  respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                        45677V108
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)    |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)    |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

     (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J). (1)

CUSIP No.________                     13G                    Page __ of __ Pages

Item 1(a).  Name of Issuer:
                        Infosearch Media, Inc. (the "Issuer")

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                        4086 Del Rey Avenue, Marina Del Rey, California 90292
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                        Strategic Turnaround Equity Partners, LP(Cayman)("STEP")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                        The principal business address for STEP is c/o Stuarts
                  Corporate Services, Ltd, P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Island. STEP is managed by Galloway Capital Management, LLC, with its principal business address at 720 Fifth Avenue, 10th floor, New York, New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                        STEP is a limited partnership formed under the laws of
                  the Cayman Islands.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                        This statement on Schedule 13G is being filed with
                  respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                        45677V108
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)    |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)    |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

     (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J). (1)

CUSIP No.__________                   13G                    Page __ of __ Pages


Item 4.   Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                        The information in items 1 and 5 through 11 on the cover
                  page on this Schedule 13G is hereby incorporated by reference.
          ----------------------------------------------------------------------

     (b)  Percent of class:

                        The information in items 1 and 5 through 11 on the cover
                  page on this Schedule 13G is hereby incorporated by reference.
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

                  The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

                  The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of February 15, 2007.


          Strategic Turnaround Equity Partners, L.P. (Cayman): 33,120,750 Bruce Galloway: 4,286,750(1)(2)
          Gary Herman:  3,274,750(1)(2)


(1) 918,000 shares owned by Mr. Galloway. 60,000 shares held by Mr. Galloway's son for whom Mr. Galloway has the power to vote and dispose, 98,000 shares owned by RexonGalloway Capital Growth, LLC, for which Mr. Galloway has the power to vote and dispose the shares and 3,210,750 shares held by Strategic Turnaround Equity Partners, L.P.(Cayman)("STEP").

Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his son, those of RexonGalloway, and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

(2) 64,000 shares owned by Mr. Herman directly and through his retirement accounts.

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to directly beneficially own the shares held by FBR and may be deemed indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                        Not Applicable
          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

                        As set forth in Item 4(c), some of the shares of Common
                  Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.
         -----------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                        Not Applicable
         -----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

                        Not Applicable
         -----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

                        Not Applicable.
          ----------------------------------------------------------------------

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007


                            Strategic Turnaround Equity Partners, LP (Cayman)
                            By: /s/ Gary Herman
                                ---------------------------------------------
                            Name:  Gary Herman
                            Title: Managing Member of GCM Administrative Services, LLC, the Investment Advisor of Strategic Turnaround Equity Partners, LP (Cayman)

                            Galloway Capital Management, LLC
                            By: /s/ Gary Herman
                                ---------------------------------------------
                            Name:  Gary Herman
                            Title:  Managing Member

                            GCM Administrative Services, LLC
                            By: /s/ Gary Herman
                                ---------------------------------------------
                            Name:  Gary Herman
                            Title: Managing Member


                            By:
                               ----------------------------------------------
                               Bruce Galloway, Individually


                            By:
                               ----------------------------------------------
                               Gary Herman, Individually